SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G




                    Under the Securities Exchange Act of 1934

                              (Amendment No. 18) *


                             R. G. BARRY CORPORATION
                ________________________________________________
                                (Name of Issuer)


                    COMMON SHARES, PAR VALUE $1.00 PER SHARE
                ________________________________________________
                         (Title of Class of Securities)


                                   068798-10-7
                ________________________________________________
                                 (CUSIP Number)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




                                Page 1 of 5 Pages

CUSIP NO. 068798-10-7                 13G                      Page 2 of 5 Pages



1.    NAME OF REPORTING PERSON
      SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Florence Zacks Melton


2.    CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                  (a) ___
            Not Applicable
                                                                  (b) ___
3.    SEC USE ONLY


4.    CITIZENSHIP OR PLACE OF ORGANIZATION

            United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.    SOLE VOTING POWER
               36,882

6.    SHARED VOTING POWER
               -0-

7.    SOLE DISPOSITIVE POWER
              484,008

8.    SHARED DISPOSITIVE POWER
               -0-

9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              484,008

10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
      SHARES (SEE INSTRUCTIONS)                                     [   ]
            Not Applicable

11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
              5.2%

12.   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
              IN

ITEM 1(A).  NAME OF ISSUER.

            R. G. Barry Corporation

ITEM 1(B).  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES.

            13405 Yarmouth Road, N. W.
            Pickerington, Ohio 43147

ITEM 2(A).  NAME OF PERSON FILING.

            Florence Zacks Melton

ITEM 2(B).  ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE.

            1000 Urlin Avenue
            Columbus, Ohio 43212

ITEM 2(C).  CITIZENSHIP.

            United States

ITEM 2(D).  TITLE OF CLASS OF SECURITIES.

            Common Shares, par value $1.00 per share

ITEM 2(E).  CUSIP NUMBER.

            068798-10-7

ITEM 3.

            Not Applicable

ITEM 4.  OWNERSHIP.

            (a)   Amount beneficially owned:  484,008 common shares
                  (1)(2)

            (b)   Percent of class:  5.2%

            (c)   Number of shares as to which such person has:

                  (i)   Sole power to vote or to direct the vote:

                        36,882 common shares (2)

                  (ii)  Shared power to vote or to direct the vote:

                        None


                               Page 3 of 5 Pages

                  (iii) Sole power to dispose or to direct the disposition of:

                        484,008 common shares (1)(2)

                  (iv)  Shared power to dispose or to direct the disposition of:

                        None

--------------------

(1) Includes 447,126 common shares deposited in the Zacks Voting Trust (the "Voting Trust") by Mrs. Melton, as Trustee under a trust created by the will of Aaron Zacks, deceased. Mrs. Melton has investment power with respect to these common shares (subject to certain limitations on the right to withdraw common shares from the Voting Trust). The trustee of the Voting Trust has sole voting power as to all common shares deposited therein.

(2) Includes 36,882 common shares held of record by Mrs. Melton, as to which common shares she has sole voting and investment power.



ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

            Not Applicable

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

            See Note (1) in Item 4 above.

ITEM 7.  IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY
         WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE
         PARENT HOLDING COMPANY.

            Not Applicable

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE
         GROUP.

            Not Applicable

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP.

            Not Applicable

ITEM 10.  CERTIFICATION.

            Not Applicable



                               Page 4 of 5 Pages

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                         /s/ Florence Zacks Melton
                                         _______________________________________
                                             Florence Zacks Melton


Dated:  As of December 31, 1996